Exhibit 99.1

Agroz Inc. Announces Pricing of Initial Public Offering

KUALA LUMPUR, Malaysia, October 2, 2025 — Agroz Inc. (NASDAQ: AGRZ) (“Agroz,” the “Company,” “we,” “us,” or “our”), an innovative, fully vertically integrated agricultural technology company designing, building, managing, and operating indoor Controlled Environment Agriculture vertical farms, today announced the closing of its initial public offering (the “Offering”) of an aggregate of 1,250,000 ordinary shares at a public offering price of $4.00 per share. The Company’s ordinary shares began trading on the Nasdaq Capital Market on October 1, 2025, under the ticker symbol “AGRZ”.

The Company received aggregate gross proceeds of approximately $5 million before deducting underwriting discounts and offering expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 187,500 ordinary shares at the initial public offering price, less underwriting discounts.

The Company intends to use the net proceeds from the Offering for capital expenditures, operating expenses, research and development, marketing, and acquisitions of certain companies (for which no specific acquisition target companies have been identified at this time).

US Tiger Securities, Inc. (“US Tiger”) acted as sole book runner for the Offering. Sichenzia Ross Ference Carmel LLP acted as U.S. legal counsel to the Company, and Greenberg Traurig, LLP acted U.S. legal counsel to US Tiger.

A registration statement on Form F-1 (File No. 333-284322) relating to the Offering was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on September 17, 2025. The Offering is being made only by means of a prospectus. Electronic copies of the final prospectus relating to the Offering may be obtained, when available, by visiting the SEC’s website located at http://www.sec.gov or by contacting US Tiger Securities, Inc. at 437 Madison Avenue, 27th Floor, New York, New York 10022, or by telephone at +1 646-978-5188.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy the Company’s securities, nor shall there be any offer, solicitation, or sale of such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Agroz Inc.

Agroz Inc. is an innovative, fully vertically integrated agricultural technology company designing, building, managing, and operating indoor Controlled Environment Agriculture (“CEA”) vertical farms. Agroz also operates CEA vertical farms in local communities to grow and deliver clean, pesticide free, fresh and nutritious rich vegetables directly to consumers and businesses, and to educate the public on how its vegetables are grown. Agroz believes its competitive advantage stems from its proprietary Agroz OS system, a vertical farm operating system comprised of (i) digitally automated hardware systems enabling management of vertical farm conditions, and (ii) certain software solutions enabling email and communication systems for vertical farm organization.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements.” You can identify forward-looking statements as those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. The reader is cautioned not to rely on these forward-looking statements. Actual results could vary materially from the expectations and projections of Agroz. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including, without limitation, statements regarding the Company’s anticipated use of net proceeds from this Offering. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking statements discussed in this press release and other statements made from time to time by us or our representatives may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us, including those described in Agroz’s prospectus filed with the SEC. We do not undertake to update any forward-looking statement as a result of new information or future events or developments, except as required by U.S. federal securities laws.

Investor Contact:

Philip Carlson, Managing Director

KCSA Strategic Communications

Agroz@kcsa.com

212-896-1233